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                             May 10, 2022

       Craig S. Tyle
       General Counsel
       Franklin Templeton Holdings Trust
       c/o Franklin Holdings, LLC
       One Franklin Parkway
       San Mateo, CA 94403-1906

                                                        Re: Franklin Templeton
Holdings Trust
                                                            Registration
Statement on Form S-1
                                                            Filed April 25,
2022
                                                            File No. 333-264468

       Dear Mr. Tyle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Geopolitical tensions or conflicts affecting significant gold producers could result in a decline, page 7

   1. Please place this risk factor in context by quantifying recent price volatility in the gold market generally and
the LBMA Gold Price and, if known, the amount of gold production attributable to the six
Russian refiners suspended from the Good Delivery List.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig S. Tyle
Franklin Templeton Holdings Trust
May 10, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams, Acting Legal Branch
Chief, at (202) 551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig S. Tyle
                                                           Division of
Corporation Finance
Comapany NameFranklin Templeton Holdings Trust
                                                           Office of Finance
May 10, 2022 Page 2
cc:       Amy C. Fitzsimmons, Esq.
FirstName LastName